UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Maxeon Solar Technologies, Ltd.
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

Y58473102
(CUSIP Number)

July 12, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y58473102
1	NAMES OF REPORTING PERSONS
Graham Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
7,615,154

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
7,615,154

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,615,154

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.81%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No. Y58473102
1	NAMES OF REPORTING PERSONS
KGT Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
7,615,154

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
7,615,154

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,615,154

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.81%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. Y58473102
1	NAMES OF REPORTING PERSONS
Kenneth Tropin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
7,615,154

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
7,615,154

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,615,154

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.81%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. Y58473102
1	NAMES OF REPORTING PERSONS
Graham Macro Strategic Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
6,558,238

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
6,558,238

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,558,238

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.57%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. Y58473102
1	NAMES OF REPORTING PERSONS
Graham Credit Opportunities Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
1,026,916

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
1,026,916

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,026,916

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.24%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Item 1(a).	Name of Issuer:

 Maxeon Solar Technologies, Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

8 Marina Boulevard #05-02
Marina Bay Financial Centre
Singapore 018981

Item 2(a).	Names of Persons Filing:

The names of the persons filing this report (“Reporting Persons”) are:

Kenneth Tropin
KGT Inc.
Graham Capital Management, L.P.
Graham Macro Strategic Ltd.
Graham Credit Opportunities Ltd.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

40 Highland Avenue
Rowayton, CT 06853

Item 2(c).	Citizenship:

Graham Capital Management and KGT Inc. are organized under the laws of the State of Delaware.  Graham Macro Strategic Ltd. and Graham Credit Opportunities Ltd. are corporations organized in the British Virgin Islands.  Mr. Tropin is a United States citizen.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, no par value (“Ordinary Shares”)

Item 2(e).	CUSIP Number:

Y58473102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

 Not applicable.

Item 4.	Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G.  This Amendment No. 1 constitutes an “exit” filing.  The ownership percentages reported are based on 420,921,574 Ordinary Shares outstanding as of July 12, 2024, according to information provided by the Issuer to the Reporting Persons on July 15, 2024.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒ .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	July 16, 2024

KENNETH TROPIN

/s/ *
Name: Kenneth Tropin

KGT Inc.

By:	/s/ *
	Name:	Brian Douglas
	Title:	Chief Executive Officer

GRAHAM CAPITAL MANAGEMENT, L.P.

By:	/s/ *
	Name:	Brian Douglas
	Title:	Chief Executive Officer

GRAHAM MACRO STRATEGIC LTD.

By:	/s/ *
	Name:	Brian Douglas
	Title:	Chief Executive Officer, Graham Capital Management, L.P., as investment adviser

GRAHAM CREDIT OPPORTUNITIES LTD.

By:	/s/ *
	Name:	Brian Douglas
	Title:	Chief Executive Officer, Graham Capital Management, L.P., as investment adviser

* /s/ Timothy Sperry
Executive Director and Chief Compliance Officer, by Power of Attorney, filed as Exhibit B to the Schedule 13G filed on July 11, 2024.